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Exhibit 12

National Mentor Holdings, Inc.
Computation of earnings to fixed charges
Amounts in thousands, except ratio of earnings to fixed charges

	Predecessor(1)				Successor
				Period From October 1 Through June 29, 2006	Period From June 30 Through September 30, 2006
	Year Ended September 30,
						Year Ended September 30, 2007
	2003	2004	2005
Earnings:
Income (loss) before provision (benefit) for income taxes	10,404	18,606	24,268	(43,133)	(5,886)	(2,975)
Fixed Charges	17,624	29,353	32,836	54,743	14,077	53,971

Income (loss) before provision (benefit) for income taxes and fixed charges	28,028	47,959	57,104	11,610	8,191	50,996
Fixed charges:
Interest expense(2)	17,624	29,353	32,836	54,743	14,077	53,971
Ratio of earnings to fixed charges(3)	1.6	1.6	1.7	—	—	—

(1)
On June 29, 2006, the Company changed ownership. The previous ownership periods are deemed to be predecessor periods pursuant to Rule 3-05 of Regulation S-X.

(2)
Interest expense includes amortization of debt issuance costs and the estimated portion of operating lease expense deemed by management to represent the interest component of rent expense.

(3)
For the periods from October 1, 2005 through June 29, 2006 and June 30, 2006 through September 30, 2006 and the year ended September 30, 2007, earnings were insufficient to cover fixed charges by $43.1 million, $5.9 million and $3.0 million, respectively.

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  Exhibit 12